August 15, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: ECCO Auto World Corporation

Form S-1/A

Filed July 20, 2017

File No. 333-218334

To the men and women of the SEC:

On behalf of ECCO Auto World Corporation, (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 2, 2017 addressed to Mr. Yiap Soon Keong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on July 20, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements

Recent accounting pronouncements, page F8

1. We note that you disclose that you have elected to adopt ASU No. 2014-10 which eliminates the designation of Development Stage Entities and the requirement to disclose results of operations and cash flows since inception. However, your financial statements continue to present and label inception to date information and your note 1 to the consolidated financial statements continue to describe the Company as a development stage company. Please revise your financial statements and notes to comply with the presentation requirements of the ASU.

Company Response:

We have revised our financial statements and notes to comply with the presentation requirements of the ASU.

Note: We have amended the first paragraph in preliminary prospectus section on page 1 to reduce wordiness.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 15, 2017

/s/ Yiap Soon Keong

Yiap Soon Keong

Chief Executive Officer